contents

Popular, Inc. (NASDAQ:BPOP) is a full service financial provider based in Puerto Rico with operations in Puerto Rico and the United States. In Puerto Rico it is the leading banking institution by both assets and deposits, and ranks 36th in assets among U.S. banks. With 192 branches in Puerto Rico and the Virgin Islands, Popular offers retail and commercial banking services, as well as auto and equipment leasing and financing, mortgage loans, investment banking and broker-dealer services. In the United States, Popular has established a community-banking franchise providing a broad range of financial services and products with branches in New York, New Jersey, Illinois, Florida and California.

Popular, Inc. (NASDAQ: BPOP) es un proveedor financiero de servicio completo con sede en Puerto Rico y operaciones en Puerto Rico y los Estados Unidos. En Puerto Rico es la institución bancaria líder tanto en activos como en depósitos, y ocupa la posición 36 entre los bancos en los Estados Unidos en términos de activos. Con 192 sucursales en Puerto Rico y las Islas Vírgenes, ofrece servicios bancarios a individuos y comercios, así como arrendamiento y financiamiento de autos y equipo, préstamos hipotecarios, banca de inversión y transacciones de corredores de valores. En los Estados Unidos, Popular ha establecido una franquicia bancaria de base comunitaria que provee una amplia gama de servicios y productos financieros, con sucursales en Nueva York, Nueva Jersey, Illinois, Florida y California.

LETTER TO
shareholders

DEAR SHAREHOLDERS:

Popular, Inc. delivered a turnaround year in 2011.

For the first time since 2006, we achieved operational profitability. Building on the steps taken in 2010, in 2011 we focused our efforts on reducing credit costs, identifying opportunities to acquire assets, increasing our efficiency and further improving the performance of our operations in the United States. Fundamentally, we are a much tighter organization than just a few years ago, and one focused more than ever on the strong community banking roots at our core.

Popular achieved net income of $151 million in 2011, compared to $137 million in the previous year. Gross revenues remained strong at $2.0 billion, while the provision for loan losses fell by $436 million.

Net income at Banco Popular Puerto Rico (BPPR) totaled $231 million, compared to $47 million in 2010. Driving these improved results were a lower provision and higher net interest income from revenues related to the Westernbank portfolio and efforts to reduce deposit costs. Despite the deposit rate reductions throughout the year, attrition was minimal and concentrated in high-cost products, mainly among customers who had a single relationship with the institution. That alone underscores the strength of our franchise in Puerto Rico.

Banco Popular North America (BPNA) reached $30 million in net income, compared to a net loss of $340 million in 2010, fueled in large part by a lower provision.

Our stock price has not been reflecting our progress in spite of the improvement in our financial results in 2011. Even though the entire banking segment is under pressure, we will continue to do everything possible – including building on our financial and operational momentum – to benefit our investors.

CREDIT QUALITY

Credit quality remains the toughest challenge for most financial institutions, and Popular is no exception. While there is still much to be done, we made progress and were able to substantially reduce credit costs during 2011.

Our 2011 net charge-offs reached $534 million, less than half of the year-ago total. Driving this year-over-year reduction were improvements at both BPPR and BPNA. As a result of lower net charge-offs, our provision for non-covered loan losses totaled $430 million in 2011, a considerable improvement over the $1.0 billion recorded in 2010.

Notwithstanding the reduction in credit costs, non-performing loans held in portfolio excluding covered loans rose from $1.57 billion to $1.74 billion, driven by an increase at BPPR. In response, we intensified our efforts on the commercial and mortgage portfolios and began to see progress by the end of the year.

For the Puerto Rico commercial portfolio, we continued our aggressive collection and loss mitigation activities, segmenting the distressed portfolio and developing individual action plans for loans above a certain threshold. In the year's last quarter, we saw a decline in non-performing inflows – suggesting that the level of commercial non-performing loans should begin to stabilize.

As for mortgages in Puerto Rico, despite persistently high delinquency rates, losses have historically represented less than 1% of total loan balances. We have also seen signs of stabilization due to intensified loss mitigation efforts and a decrease in new delinquencies. Through a stronger in-house loss mitigation group, we increased the



Richard L. Carrión
Chairman, President
and Chief Executive Officer

Gross revenues remained strong at $2.0 billion, while the provision for loan losses fell by $436 million.

In the United States, we expect our credit performance to keep advancing steadily, though at a slower pace than previous years due to the significant progress already made. In Puerto Rico, we believe that most of the economic contraction is over.

alternatives offered to clients by almost 30%. Even more significant, approximately 70% of all loans modified were performing after 12 months, more than twice the U.S. average, reflecting our disciplined modification process where clients choose among alternatives that maximize their ability to meet their payments and remain in their homes.

In the United States, we continue to see positive results in credit quality due to our de-risking strategies launched in 2008. Net charge-offs, the provision for loan losses and non-performing loans declined substantially in 2011 by 57%, 78%, and 42%, respectively.

At both banks, we executed a series of asset sales in 2011 that improved our credit risk profile by lowering our exposure in certain sectors. In December of 2010, we reclassified approximately $1 billion in loans as held-for-sale, $603 million of construction and commercial loans at BPPR and $396 million of non-conventional mortgage loans at BPNA. In both cases, the vast majority of these loans were non-accruing. In the first half of 2011, BPNA sold all reclassified non-conventional mortgage loans. In the third quarter, BPPR sold a portfolio of commercial and construction loans with an unpaid principal balance of $358 million and net book value of $128 million. As a result of these sales, as well as other smaller transactions completed during the year, loans held-for-sale declined from $894 million in 2010 to $363 million at 2011 year-end. We will pursue additional sales in 2012 to further reduce this balance.

We are confident that the credit situation will continue to improve. In the United States, we expect our credit performance to keep advancing steadily, though at a slower pace than previous years due to the significant progress already made. In Puerto Rico, we believe that most of the economic contraction is over, and recent trends point towards stabilization, if not improvement. Even with our optimism, we will stay focused on our efforts to manage credit quality to ensure continued progress.

ASSET VOLUME

Economic conditions and the deleveraging strategies we have implemented in recent years have put pressure on our balance sheet in terms of asset generation. In Puerto Rico, the protracted recession and the consolidation process drove a significant decline in banking assets, from $101 billion at their peak in 2005 to $72 billion in 2011. In the United States, despite a slight upturn in economic activity, loan demand remains limited while competition is fierce. To mitigate the impact of these factors on our balance sheet, we sought opportunities in 2011 similar to our Westernbank acquisition, though smaller in scale, in which we acquired low-risk assets that could be managed within our existing infrastructure at minimal marginal cost.

In Puerto Rico, we purchased approximately $518 million in fixed-rate performing, first-lien mortgage loans with strong credits scores and low loan-to-values. We also acquired Citibank's local AAdvantage credit card portfolio with a balance of $131 million, a transaction that has been accretive since inception.

We believe there are other opportunities to add high-quality assets, both in Puerto Rico and the United States, and we will pursue them during the year to continue to enhance our earnings potential.

EFFICIENCY

Throughout 2011, we worked hard on improving organizational efficiency and effectiveness through a redesign of our critical processes and reduction of our expense base.

Early in the year, we launched a project to evaluate and redesign key processes to make them more efficient. We began with the commercial and mortgage origination processes, and saw encouraging results in the pilot phase in terms of reduced processing times and higher levels of customer satisfaction. We are currently rolling out the revised processes to the entire commercial and mortgage origination groups and expect to see substantial improvements in these areas. We will follow a similar approach in other areas, prioritizing processes and assigning expert resources to evaluate them and redesign them, if necessary. In view of the long-range nature and upside impact of these efforts, we created the Business and Process Improvement Office at a corporate level, with the mandate of overseeing current and future process redesign and efficiency initiatives.

Also, in 2011, we took several steps to reduce expenses. At the end of the year, we announced a voluntary retirement window. A total of 369 employees, or 39% of the eligible population, elected to exercise this option. These were experienced colleagues who dedicated many years to our organization and made important contributions to our growth and success. We thank them for their commitment and wish them all the best. We have put in place robust plans to ensure a smooth transition. These voluntary retirements resulted in a one-time expense of $15.6 million, but are expected to generate annual savings of approximately $15 million. In addition, we launched a plan to reduce our network in Puerto Rico by 10 branches. We completed two consolidations in 2011 and will execute the remaining eight during 2012.

We are well aware of the importance of managing the expense side of our operations at a time when generating revenue and credit costs pose a challenge, and we are committed to capture every opportunity to do so within our organization.

BANCO POPULAR NORTH AMERICA

BPNA returned to profitability in 2011. Three years earlier, BPNA embarked on a restructuring plan that included the exit of all national lending initiatives, closure or sale of underperforming branches, an asset deleveraging strategy and the refocusing of resources on its community banking activities. Having made significant progress every year after the plan was launched, BPNA registered a net gain in 2011 for the first time in five years.

INSTITUTIONAL
values



SOCIAL COMMITMENT

We work hand-in-hand with our communities. We are committed to actively promote the social and economic well-being of our communities.



CUSTOMER

We develop life-long relationships. Our relationship with the customer takes precedence over any particular transaction. We add value to each interaction by offering high quality personalized service, and efficient and innovative solutions.



INTEGRITY

We live up to the trust placed in us. We adhere to the strictest ethical and moral standards through our daily decisions and actions.



EXCELLENCE

We strive to excel each day. We believe there is only one way to do things: doing them right from the first time while exceeding expectations.



INNOVATION

We are a driving force for progress. We foster a constant search for innovative ideas and solutions in everything we do, thus enhancing our competitive advantage.



OUR PEOPLE

We have the best talent. We are leaders and work together as a team in a caring and disciplined environment.



PERFORMANCE

We are fully committed to our shareholders. We aim to attain a high level of efficiency, both individually and as a team, to achieve superior and consistent financial results based on a long-term vision.

LETTER TO shareholders

The main driver of BPNA's improved results in 2011 was a lower provision, due to the continued improvement in credit quality resulting from our disciplined portfolio management strategy. As previously mentioned, BPNA had considerably lower losses and fewer non-performing loans when compared to the previous year. Our persistent attention to expenses also contributed to this positive outcome.

Building on this renewed focus on our community banking strategy, in 2010 we rebranded the Banco Popular North America franchise in the Illinois region as Popular Community Bank to broaden its appeal to non-Hispanics while maintaining the recognition it has achieved among Hispanics. Based on the growth in account openings and balances in Illinois, we rolled out the rebranding effort to the California and Florida regions in August of 2011.

In 2012, BPNA will continue to execute on our repositioning as a relationship-based, community bank – growing our retail and commercial businesses without diverting attention from improving our asset quality and maintaining costs under control.

OUR ORGANIZATION

In 2011, we welcomed C. Kim Goodwin to our Board of Directors. With over 20 years of experience in investments and financial services, Kim brings great knowledge and valuable insight to Popular. Late last year, Michael Masin retired from the Board to devote more time to other professional endeavors. Mike served in our Board for five years and his experience, incisive analysis and support was critical in guiding management through these challenging times. We are pleased to announce the nomination of David E. Goel as a new member of our Board of Directors to fill the vacancy resulting from Mike's retirement. David is the co-founder and Managing General Partner of Matrix Capital Management Company, LLC. We believe that David will be a great addition to our Board and we are confident that his expertise and insight in areas such as risk management and corporate governance will be of great value.

Last year also brought changes in our management team. With ample experience from top management positions in several financial institutions, Lidio Soriano joined Popular as the Chief Risk Officer and has taken a number of significant steps to further enhance our risk management function. We extend our gratitude to Amílcar Jordán for his many contributions during his years in the Finance and Risk Management Groups. After leading our Corporate Banking Division and more recently the Commercial Banking Group, Ricardo Toro retired after more than 20 years of service at Popular. Ricardo's upbeat attitude, inquisitive nature and mentoring abilities will be dearly missed by us all. Finally, in an effort to strengthen our commercial credit administration practices without losing our focus on business generation and customer service, we created a new Commercial Credit Administration Group, which operates separately from the Commercial Credit Group. Ileana González, previously our Corporate Comptroller, will lead the new group. Jorge García, formerly the head of the U.S. Finance Group, will replace Ileana as the new Corporate Comptroller.

LOOKING AHEAD

After the momentous events of 2010, mainly the capital raise, the acquisition of Westernbank and the sale of EVERTEC, 2011 was our year to focus on what we believe will drive sustained growth and profitability in the coming years. We continue to face a static economy in Puerto Rico, still only moderate economic growth in the United States, and a credit environment that, while improving, has not yet reached normalized levels. In this context, we will continue to actively manage credit quality to reduce the level of non-performing loans, to add assets to improve our ability to generate revenues, to systematically look for ways to become increasingly efficient and to continue to improve BPNA's operations and financial results. We are undertaking these efforts with the conviction that these are the right steps to take to increase shareholder value and with an unwavering commitment to deliver the results that reflect the true potential of this great franchise.

Sincerely,

RICHARD L. CARRIÓN
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

2011 HIGHLIGHTS

Key Facts & Figures

Founded in 1893, Popular, Inc. is the leading banking institution by both assets and deposits in Puerto Rico and ranks 36th by assets among U.S. banks with $37.3 billion in assets.

POPULAR, INC.

- The year 2011 marked a turnaround for Popular. The $151 million profit for 2011 marks the first year of operational earnings since 2006.

- U.S. operations earned $30 million in net income, compared with a $340 million loss the previous year.

- Puerto Rico operations, which earned $231 million in net income in 2011, increased its loan book by $350 million in 2011 as $649 million in high-quality loan purchases more than offset the decline in the covered loan portfolio that was acquired in the FDIC-assisted acquisition of Westernbank in 2010.

BANCO POPULAR PUERTO RICO
KEY FACTS

- More than 1.5 million clients

- 192 branches and 57 offices throughout P.R. and Virgin Islands (V.I.)

- 6,524 FTEs in P.R. and V.I.

- No. 1 market share in Total Deposits (40%) and Total Loans (34%)[1]

- $28.4 billion in assets, $19.5 billion in loans, and $21.8 billion in deposits



BANCO POPULAR NORTH AMERICA
KEY FACTS

- Approximately 395,000 clients

- 94 branches throughout five states (Florida, California, New York, New Jersey and Illinois)

- 1,386 FTEs

- Access to more than 35,000 surcharge-free ATMs in leading national and local merchant locations

- E-LOAN held $464 million in deposits and approximately 25,000 clients

- $8.6 billion in assets, $5.8 billion in loans, and $6.2 billion in total deposits



[1] As of September 30, 2011

Social Commitment

A LEGACY OF CARING



We are the largest private investor of Instituto Nueva Escuela, a non-profit that develops a Montessori model for 18 public schools in Puerto Rico.

Since its founding in 1893, Popular has endeavored to serve the community with a special focus on improving education and academic achievement. To further this mission, Fundación Banco Popular was established in 1979 and the Banco Popular Foundation in the United States in 2005. These foundations are philanthropic arms which advance community outreach alongside with the everyday efforts of our employees.

The foundations are primarily dedicated to improve education and academic achievement, a reflection of our founders' belief that a community's progress is directly linked to education. In 2011, the foundations contributed $2.5 million to community programs and initiatives, including $1.9 million in donations to non-profit organizations in Puerto Rico, our five U.S. regions (California, Illinois, Florida, New York and New Jersey) and the Virgin Islands. More than 80% of donations were provided to education-related initiatives.

ACADEMIC EXCELLENCE & INNOVATION

We annually reward 100 high school graduates in Puerto Rico with a $1,000 Academic Excellence Award. We are the largest private investor of Instituto Nueva Escuela, a non-profit that develops a Montessori model for 18 public schools in Puerto Rico.

ALTERNATIVE EDUCATION

We support five innovative non-profit organizations that have developed alternative education schools in Puerto Rico for kids who have dropped out of public schools. These schools serve more than 2,000 students and had 90% student retention in 2011.

ARTS & MUSIC

Our "Revive the Music" program has donated more than 900 musical instruments to 60 public schools and non-profit organization over five years. We contributed $83,000 in 2011 for music-education programs at the three major art museums in Puerto Rico — the Contemporary Art Museum of Puerto Rico, the Puerto Rico Museum of Art and the Ponce Museum of Art — to help foster imagination, provide information and develop opinion and reflection among our youth. We donated a total of $236,000 in 2011 for music-education initiatives, including $50,000 raised from our music film special commemorating legendary salsa composer Tito Curet.

AFTER SCHOOL

We support 25 non-profits that provide after-school services to improve the academic achievement of more than 4,000 public school students of low-income families. At least 80% of the students served by these after-school programs recorded an improvement on their grades last year.

YOUTH

Through our partnership with Junior Achievement USA (JA), we work with young students to help them realize their academic aspirations, understanding the importance of personal finance and setting career goals. In 2011, our employees in the U.S. raised $119,000 and volunteered 419 hours for Junior Achievement.

FINANCIAL EDUCATION

We held 527 free financial-literacy workshops in Puerto Rico that were attended by 16,400 participants, including individuals, small businesses, students, employees and non-profits. The workshops, which were held across the island, were rated as "excellent" by 94.5 percent of the surveyed participants.







**DONATIONS BY POPULAR FOUNDATIONS TO
NON-PROFITS IN U.S. AND P.R.
(2005–2011)**

■ GRANTS
— ORGANIZATIONS

Dollars in thousands

Popular supported over 100 organizations in the U.S. and Puerto Rico

CONSERVATORIO DE MÚSICA DE PUERTO RICO
CENTRO SOR ISOLINA FERRÉ
PROGRAMA DE APOYO Y ENLACE COMUNITARIO
BOYS & GIRLS CLUBS OF CHICAGO, IL
BOYS AND GIRLS CLUBS DE PUERTO RICO
NEIGHBORHOOD HOUSING SERVICES OF ORANGE COUNTY, CA
ASPIRA DE PUERTO RICO   HOPE CENTER, FL
HOUSING AND SERVICES, NY
RONALD MCDONALD HOUSE CHARITIES OF CENTRAL FLORIDA

Popular, Inc. 25 year

Historical Financial Summary

(Dollars in millions, except per share data)	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997
Selected Financial Information											
Net Income (Loss)	$ 38.3	$ 47.4	$ 56.3	$ 63.4	$ 64.6	$ 85.1	$ 109.4	$ 124.7	$ 146.4	$ 185.2	$ 209.6
Assets	5,389.6	5,706.5	5,972.7	8,983.6	8,780.3	10,002.3	11,513.4	12,778.4	15,675.5	16,764.1	19,300.5
Gross Loans	2,768.5	3,096.3	3,320.6	5,373.3	5,195.6	5,252.1	6,346.9	7,781.3	8,677.5	9,779.0	11,376.6
Deposits	4,491.6	4,715.8	4,926.3	7,422.7	7,207.1	8,038.7	8,522.7	9,012.4	9,876.7	10,763.3	11,749.6
Stockholders' Equity	308.2	341.9	383.0	588.9	631.8	752.1	834.2	1,002.4	1,141.7	1,262.5	1,503.1
Market Capitalization	$ 260.0	$ 355.0	$ 430.1	$ 479.1	$ 579.0	$ 987.8	$ 1,014.7	$ 923.7	$ 1,276.8	$ 2,230.5	$ 3,350.3
Return on Assets (ROA)	0.76%	0.85%	0.99%	1.09%	0.72%	0.89%	1.02%	1.02%	1.04%	1.14%	1.14%
Return on Equity (ROE)	13.09%	14.87%	15.87%	15.55%	10.57%	12.72%	13.80%	13.80%	14.22%	16.17%	15.83%
Per Common Share[1]											
Net Income (Loss) – Basic	$ 0.24	$ 0.30	$ 0.35	$ 0.40	$ 0.27	$ 0.35	$ 0.42	$ 0.46	$ 0.53	$ 0.67	$ 0.75
Net Income (Loss) – Diluted	0.24	0.30	0.35	0.40	0.27	0.35	0.42	0.46	0.53	0.67	0.75
Dividends (Declared)	0.09	0.09	0.10	0.10	0.10	0.10	0.12	0.13	0.15	0.18	0.20
Book Value	1.89	2.10	2.35	2.46	2.63	2.88	3.19	3.44	3.96	4.40	5.19
Market Price	1.67	2.22	2.69	2.00	2.41	3.78	3.88	3.52	4.85	8.44	12.38
Assets by Geographical Area											
Puerto Rico	94%	93%	92%	89%	87%	87%	79%	76%	75%	74%	74%
United States	5%	6%	6%	9%	11%	10%	16%	20%	21%	22%	23%
Caribbean and Latin America	1%	1%	2%	2%	2%	3%	5%	4%	4%	4%	3%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Traditional Delivery System											
Banking Branches											
Puerto Rico	126	126	128	173	161	162	165	166	166	178	201
Virgin Islands	3	3	3	3	3	3	8	8	8	8	8
United States	9	10	10	24	24	30	32	34	40	44	63
Subtotal	138	139	141	200	188	195	205	208	214	230	272
Non-Banking Offices											
Popular Financial Holdings					27	41	58	73	91	102	117
Popular Cash Express											
Popular Finance	14	17	18	26	26	26	26	28	31	39	44
Popular Auto			4	9	9	9	8	10	9	8	10
Popular Leasing, U.S.A.											7
Popular Mortgage									3	3	3
Popular Securities										1	2
Popular One											
Popular Insurance											
Popular Insurance Agency U.S.A.											
Popular Insurance, V.I.											
E-LOAN											
EVERTEC											
Subtotal	14	17	22	35	62	76	92	111	134	153	183
Total	152	156	163	235	250	271	297	319	348	383	455
Electronic Delivery System											
ATMs											
Owned											
Puerto Rico	136	153	151	211	206	211	234	262	281	327	391
Virgin Islands	3	3	3	3	3	3	8	8	8	9	17
United States						6	11	26	38	53	71
Total	139	156	154	214	209	220	253	296	327	389	479
Transactions (in millions)											
Electronic Transactions[2]	12.7	14.9	16.1	18.0	23.9	28.6	33.2	43.0	56.6	78.0	111.2
Items Processed[3]	139.1	159.8	161.9	164.0	166.1	170.4	171.8	174.5	175.0	173.7	171.9
Employees (full-time equivalent)	**4,699**	**5,131**	**5,213**	**7,023**	**7,006**	**7,024**	**7,533**	**7,606**	**7,815**	**7,996**	**8,854**

[1] Per common share data adjusted for stock splits.

[2] From 1981 to 2003, electronic transactions include ACH, Direct Payment, TelePago Popular, Internet Banking and ATH Network transactions in Puerto Rico. From 2004 to 2009, these numbers were adjusted to include ATH Network transactions in the Dominican Republic, Costa Rica, El Salvador and the United States, health care transactions, wire transfers, and other electronic payment transactions in addition to those previously stated. After 2010, electronic transactions only include transactions made by Popular, Inc.'s clients and exclude electronic transactions processed by EVERTEC for other clients.

[3] After the sale in 2010 of a majority interest in EVERTEC, Popular's information technology subsidiary, the Corporation does not process items.

1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
$ 232.3	$ 257.6	$ 276.1	$ 304.5	$ 351.9	$ 470.9	$ 489.9	$ 540.7	$ 357.7	$ (64.5)	$(1,243.9)	$ (573.9)	$ 137.4	$ 151.3
23,160.4	25,460.5	28,057.1	30,744.7	33,660.4	36,434.7	44,401.6	48,623.7	47,404.0	44,411.4	38,882.8	34,736.3	38,815.0	37,348.4
13,078.8	14,907.8	16,057.1	18,168.6	19,582.1	22,602.2	28,742.3	31,710.2	32,736.9	29,911.0	26,268.9	23,803.9	26,458.9	25,314.4
13,672.2	14,173.7	14,804.9	16,370.0	17,614.7	18,097.8	20,593.2	22,638.0	24,438.3	28,334.4	27,550.2	25,924.9	26,762.2	27,942.1
1,709.1	1,661.0	1,993.6	2,272.8	2,410.9	2,754.4	3,104.6	3,449.2	3,620.3	3,581.9	3,268.4	2,538.8	3,800.5	3,918.8
$ 4,611.7	$3,790.2	$ 3,578.1	$3,965.4	$4,476.4	$5,960.2	$ 7,685.6	$5,836.5	$5,003.4	$2,968.3	$ 1,455.1	$ 1,445.4	$ 3,211.4	$ 1,426.0
1.14%	1.08%	1.04%	1.09%	1.11%	1.36%	1.23%	1.17%	0.74%	-0.14%	-3.04%	-1.57%	0.36%	0.40%
15.41%	15.45%	15.00%	14.84%	16.29%	19.30%	17.60%	17.12%	9.73%	-2.08%	-44.47%	-32.95%	4.37%	4.01%
$ 0.83	$ 0.92	$ 0.99	$ 1.09	$ 1.31	$ 1.74	$ 1.79	$ 1.98	$ 1.24	$ (0.27)	$ (4.55)	$ 0.24	$ (0.06)	$ 0.14
0.83	0.92	0.99	1.09	1.31	1.74	1.79	1.97	1.24	(0.27)	(4.55)	0.24	(0.06)	0.14
0.25	0.30	0.32	0.38	0.40	0.51	0.62	0.64	0.64	0.64	0.48	0.02	–	–
5.93	5.76	6.96	7.97	9.10	9.66	10.95	11.82	12.32	12.12	6.33	3.89	3.67	3.77
17.00	13.97	13.16	14.54	16.90	22.43	28.83	21.15	17.95	10.60	5.16	2.26	3.14	1.39
71%	71%	72%	68%	66%	62%	55%	53%	52%	59%	64%	65%	74%	74%
25%	25%	26%	30%	32%	36%	43%	45%	45%	38%	33%	32%	23%	23%
4%	4%	2%	2%	2%	2%	2%	2%	3%	3%	3%	3%	3%	3%
100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
198	199	199	196	195	193	192	194	191	196	179	173	185	183
8	8	8	8	8	8	8	8	8	8	8	8	8	9
89	91	95	96	96	97	128	136	142	147	139	101	96	94
295	298	302	300	299	298	328	338	341	351	326	282	289	286
128	137	136	149	153	181	183	212	158	134	2	0	0	0
51	102	132	154	195	129	114	4	0	0	0	0	0	0
48	47	61	55	36	43	43	49	52	51	9	0	0	0
10	12	12	20	18	18	18	17	15	12	12	10	10	10
8	10	11	13	13	11	15	14	11	24	22	0	0	0
11	13	21	25	29	32	30	33	32	32	32	33	36	37
2	2	3	4	7	8	9	12	12	13	7	6	6	4
													4
		2	2	2	2	2	2	2	2	2	1	1	1
			1	1	1	1	1	1	1	1	1	1	1
				1	1	1	1	1	1	1	1	1	1
							1	1	1	0	0	0	
	4	4	4	5	5	5	5	7	9	9	9	0	0
258	327	382	427	460	431	421	351	292	280	97	61	55	58
553	625	684	727	759	729	749	689	633	631	423	343	344	344
421	442	478	524	539	557	568	583	605	615	605	571	624	613
59	68	37	39	53	57	59	61	65	69	74	77	17	20
94	99	109	118	131	129	163	181	192	187	176	136	138	135
574	609	624	681	723	743	790	825	862	871	855	784	779	767
130.5	159.4	199.5	206.0	236.6	255.7	568.5	625.9	690.2	772.7	849.4	804.1	381.6	410.4
170.9	171.0	160.2	149.9	145.3	138.5	133.9	140.3	150.0	175.2	202.2	191.7	0	0
10,549	11,501	10,651	11,334	11,037	11,474	12,139	13,210	12,508	12,303	10,587	9,407	8,277	8,329

Our Creed

Banco Popular is a local institution dedicating its efforts exclusively to the enhancement of the social and economic conditions in Puerto Rico and inspired by the most sound principles and fundamental practices of good banking.

Popular pledges its efforts and resources to the development of a banking service for Puerto Rico within strict commercial practices and so efficient that it could meet the requirements of the most progressive community in the world.

➤ *These words, written in 1928 by Rafael Carrión Pacheco, Executive Vice President and President (1927–1956), embody the philosophy of Popular, Inc. in all its markets.*

Our People

The men and women who work for our institution, from the highest executive to the employees who handle the most routine tasks, feel a special pride in serving our customers with care and dedication.

All of them feel the personal satisfaction of belonging to the "Banco Popular Family," which fosters affection and understanding among its members, and which at the same time firmly complies with the highest ethical and moral standards of behavior.

➤ *These words by Rafael Carrión, Jr., President and Chairman of the Board (1956–1991), were written in 1988 to commemorate the 95th anniversary of Banco Popular, and reflect our commitment to human resources.*

CORPORATE INFORMATION

Independent Registered Public Accounting Firm:
PricewaterhouseCoopers LLP

Annual Meeting:
The 2012 Annual Stockholders' Meeting of Popular, Inc. will be held on Friday, April 27, at 9:00 a.m. at Centro Europa Building in San Juan, Puerto Rico.

Additional Information:
The Annual Report to the Securities and Exchange Commission on Form 10-K and any other financial information may also be viewed by visiting our website: **www.popular.com**

SENIOR MANAGEMENT TEAM



From left to right, Carlos J. Vázquez, Juan Guerrero, Néstor O. Rivera, Eli Sepúlveda, Richard L. Carrión, Ileana González, Ignacio Alvarez, Gilberto Monzón, Lidio Soriano, Eduardo J. Negrón and Jorge A. Junquera.

BOARD OF DIRECTORS

RICHARD L. CARRIÓN
Chairman
President & Chief Executive Officer
Popular, Inc.

ALEJANDRO M. BALLESTER
President
Ballester Hermanos, Inc.

MARÍA LUISA FERRÉ
President and
Chief Executive Officer
Grupo Ferré Rangel

C. KIM GOODWIN
Private Investor

MANUEL MORALES JR.
President
Parkview Realty, Inc.

WILLIAM J. TEUBER JR.
Vice Chairman
EMC Corporation

CARLOS A. UNANUE
President
Goya de Puerto Rico

JOSÉ R. VIZCARRONDO
President and
Chief Executive Officer
Desarrollos Metropolitanos, S.E.

EXECUTIVE OFFICERS

RICHARD L. CARRIÓN
Chairman
President & Chief Executive Officer
Popular, Inc.

JORGE A. JUNQUERA
Senior Executive Vice President
Chief Financial Officer
Popular, Inc.

CARLOS J. VÁZQUEZ
Executive Vice President
Popular, Inc.
President of Banco Popular
North America

IGNACIO ALVAREZ
Executive Vice President
Chief Legal Officer
General Counsel & Corporate
Matters Group
Popular, Inc.

ILEANA GONZÁLEZ*
Executive Vice President
Commercial Credit
Administration Group
Banco Popular de Puerto Rico

JUAN GUERRERO
Executive Vice President
Financial & Insurance Services Group
Banco Popular de Puerto Rico

GILBERTO MONZÓN
Executive Vice President
Individual Credit Group
Banco Popular de Puerto Rico

EDUARDO J. NEGRÓN
Executive Vice President
Administration Group
Popular, Inc.

NÉSTOR O. RIVERA
Executive Vice President
Retail Banking and
Operations Group
Banco Popular de Puerto Rico

ELI SEPÚLVEDA
Executive Vice President
Popular, Inc.
Commercial Credit Group
Banco Popular de Puerto Rico

LIDIO SORIANO
Executive Vice President
Chief Risk Officer
Corporate Risk Management Group
Popular, Inc.

* Effective March 15, 2012